Adira Energy Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the year ended December 31, 2011

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the year ended December 31, 2011, which has been prepared on the basis of information available up until April 5, 2012. Management’s Discussion and Analysis should be read in conjunction with the Company’s interim consolidated financial statements and related notes for the year ended December 31, 2011 and in conjunction with the Company’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010, filed on SEDAR on August 29, 2011.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1        Date

The effective date for this report is April 5, 2012.

1.2        Overall Performance Information on the Company

Adira Energy Ltd (“Adira” or “the Company”) is an oil and gas early-stage exploration company.

The Company has been granted three petroleum licenses in Israel being the Gabriella License No. 378 (“Gabriella”), the “Yitzhak License No. 380 (“Yitzhak”) and the “Samuel License No. 388 (“Samuel”). We also previously held one onshore petroleum license in Israel, the Eitan License, which we relinquished in December 2011 after we determined that exploration work was not warranted.

The Company’s current trading symbol on the TSXV is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Significant Developments

On February 16, 2011, the Company issued 10,483,871 common shares at a price of CND$ 0.62 per share for net proceeds of CND$ 6.2 million.

During 2011, 616,770 warrants were converted into 616,770 common shares, 5,706,218 stock options were issued to directors, officers and employees. During the same period, 1,453,189 options were forfeited, 527,811 options were exercised and 3,884,000 warrants expired.

On December 15, 2011, following the Company’s determination that the continuation of exploration activities on the Eitan License would not lead to an economically viable project for the Company, the Company announced that it had notified the Ministry of Energy and Water Resources of the State of Israel that it was relinquishing the license. As a result the Company recorded a $ 1.2 million impairment charge arising from the write-off of exploration and evaluation assets as well as inventory and equipment related to onshore drilling.

Business Overview

The Company has been granted the following petroleum licenses from the State of Israel:

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers (“sq. km”)) and is approximately 10 kilometers (“km”) offshore Israel between Netanya and Ashdod. The Gabriella License was issued on July 15, 2009 to the Corporation (100%) for an initial three year period and may be renewed for a further four year period with a further renewal option of two years in the case of a reserve discovery. On February 23, 2012, the Corporation received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to update the expiration of the Gabriella License to February 28, 2013. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made.

In January 2010, the Corporation, through its subsidiary Adira Energy Israel Ltd. (“Adira Israel”), entered into an agreement with Modi’in Energy – Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) whereby the Corporation transferred 70% of the participation interests in the Gabriella License to MELP. In addition, in January 2010, a subsidiary of Brownstone Energy Inc. (formerly Brownstone Ventures Inc.) (“Brownstone”) exercised its option to purchase 15% of the participation interests in the Gabriella License, which interests the Corporation understands have not been registered in the name of Brownstone with the Ministry of Energy and Water (Israel) (formerly the Ministry of National Infrastructure) (the “Ministry”). Pursuant to an agreement dated July 7, 2011 between Adira Israel and Brownstone, Adira Israel confirmed to Brownstone that it is holding 15% of the participation interests in the Gabriella License on Brownstone’s behalf. The Corporation is currently the operator of this Gabriella License.

In addition to 15% of the remaining participation interests in the Gabriella License held by Adira Israel, Adira Israel also has an option to require MELP to sell 15% of the participation interests in the Gabriella License at any time until the earlier of six months after a discovery or the end of the license period, including all renewals, which 15% will be deducted out of the 70% of the participation interests held by MELP. As at the date hereof, Adira Israel’s option has not been registered with the Ministry.

The Corporation’s pro rata share of exploration expenditures, being 15% of the costs up to the first US$8 million of expenditures were previously paid by MELP. The Corporation previously received a monthly fee of $12,500 from MELP, which payments ended on February 1, 2012. In addition, the Corporation is entitled to receive: (a) 4.25% of the 7.5% management fees payable by MELP to MEGP; and (b) a royalty in the aggregate amount of 4.5% (2.25% from each of MELP and MEGP) from any resources extracted from the Gabriella License until MELP recovers the pro rata exploration expenditures incurred by it on behalf of the Corporation, after which time the royalty increases to an aggregate of 10.5% (5.25% from each of MELP and MEGP).

On the Gabriella License and Yitzhak License, Western Geco, a business segment of Schlumberger Limited, has completed a dual azimuth 511 km and 129 sq. km 3D survey, respectively, which will help define the anticipated oil targets on both licenses.

The most recent estimations of resources related to the Gabriella License, based on the Gabriella Report, an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 110.1 million barrels of contingent oil (2C Best Estimate), 110.1 billion cubic feet of contingent gas (2C Best Estimate), 209.3 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 257.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Miocene prospective reservoir, 174.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 5.7 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir, 7.0 million barrels of prospective condensate (P50 Best Estimate) on the Miocene prospective reservoir and 4.7 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir. The Gabriella Report was prepared by in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

Yitzhak License
The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 17 km offshore Israel between Hadera and Netanya, directly to the north of and contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Energy (85% working interest) and Brownstone (15% working interest, which interest has been registered with the Ministry) for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period with a further renewal option of two years in the case of a reserve discovery. On February 23, 2012, the Corporation received approval from the Commissioner to update the expiration of the Yitzhak License to February 28, 2013. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made.

On January 10, 2012, the Corporation announced that it received approval from the Commissioner for the farm-out of an aggregate of 25% of its interest in the Yitzhak License to two new partners, 5% to AGR Group ASA (“AGR”) and 20% to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Accordingly, as at the date hereof, the Corporation continues to have a 60% interest in the Yitzhak License, Brownstone has a 15% working interest in the license, AGR has a 5% working interest in the license and Ellomay has a 20% working interest in the license. The Corporation is currently the co-operator of the Yitzhak License. The Corporation, Brownstone, AGR and Ellomay are currently negotiating a joint operator agreement to regulate their commercial relationship in respect of the Yitzhak License.

The farm-out agreement between the Corporation and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is to be carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR will pay the Corporation a 3% overriding royalty interest (“ORRI”) on AGR’s share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Corporation as cooperator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Corporation as part of the core professional team led by AGR.

The farm-out agreement between the Corporation and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Corporation for its proportionate share of the costs incurred by the Corporation on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will also pay the Corporation a 3% ORRI on Ellomay’s share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

The most recent estimations of resources related to the Yitzhak License, based on the Yitzhak Report, an independent report from Netherland, Sewell & Associates, Inc., on a gross (100%) unrisked basis is 79.1 million barrels of prospective oil (2C Best Estimate) on the Jurassic prospective reservoir, 79.1 billion cubic feet of prospective gas (P50 Best Estimate) on the Jurassic prospective reservoir, 457.4 billion cubic feet of prospective gas (P50 Best Estimate) on the Gevar Am prospective reservoir, 486.7 billion cubic feet of prospective gas (P50 Best Estimate) on the Talme Yafe prospective reservoir, 12.4 million barrels of prospective condensate (P50 Best Estimate) on the Gevar Am prospective reservoir and 13.2 million barrels of prospective condensate (P50 Best Estimate) on the Talme Yafe prospective reservoir. The Yitzhak Report was prepared by in accordance with NI 51-101.

Samuel License

The Samuel License covers 88,708 acres (361 sq. km) and is located approximately 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North. The Samuel License was issued on August 1, 2010 to Adira GeoGlobal Ltd. (“Adira GeoGlobal”) (30% interest), GeoGlobal Resources (India) Inc. (“GGRI”) (30% interest ), Adira Oil Technologies Ltd. (“Adira Oil”) (23.25% interest), Pinetree Capital Ltd. (10% interest) and Brownstone (6.75% interest) for an initial three year period and may be renewed for a further four year period and a further renewal option of two years in the case of a reserve discovery. Thereafter, a lease (30-50 years) can be sought if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Corporation’s net interest in the Samuel License is 41.25%, of which 23.25% is held through its 100% owned Canadian subsidiary Adira Oil and 18% of which is held through its 60% held subsidiary Adira GeoGlobal.

On April 4, 2012, GGRI announced that Emanuelle Energy Ltd., a wholly-owned subsidiary of The Israel Land Development - Energy Ltd., has given notice that it elects to exercise its participating option interest of 7.128% percent in the Samuel License. GGRI’s interest would therefore decrease to 22.872%

The exploration and extraction activity in the Samuel License is performed in the framework of a joint operating agreement (the “JOA”) between GGRI, Adira GeoGlobal, Adira Oil, Brownstone and Pinetree, whereby Adira GeoGlobal and GGRI are designated as joint operators of the Samuel License. In accordance with the JOA, the Corporation is entitled to receive one-half of an aggregate operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the Samuel License and one-half of 3% ORRI.

Pursuant to an option agreement between GGRI and the holders of the Myra and Sara Licenses (as hereinafter defined), the holders of the Myra and Sara Licenses are entitled to acquire up to a 20% interest in the Samuel License, contingent on the Myra and Sara Option (as hereinafter defined).

In March 2011, a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in Ocean Bottom Deployed Cables (“OBC”), was signed for a system which provides high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The Survey was completed on July 31, 2011 and the Company has engaged GX Technology EAME Ltd. to commence the processing of the 3D data.

The Company also has the following option on the Myra and Sara licenses in Israel:

In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel Myra and Sara, to the Company. The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements which require (i) the approval of existing signatories to the joint operating agreements in accordance with the terms of the joint operating agreements, and (ii) the approval of the Israeli Petroleum Commissioner. Upon the exercise of the Company’s interest and receipt of the approvals, the Company will be required to pay $1.2 million in one lump sum payment to certain parties of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option. On November 30, 2011, one of the Partners in Myra and Sara announced that an agreement had been reached with GGR pursuant to which GGR would transfer the required funds in order to exercise the 5% option. On December 6, 2011, two of the Partners in Myra and Sara announced that since GGR did not transfer the funds required, the Myra and Sara Option had expired. Adira was not party to this contract, and therefore believes that the Myra and Sara Option remains validly exercisable. However, there is no assurance that the Company will be able to exercise the Myra and Sara Option. The Myra and Sara Option is not considered material to the Company’s operations.

The Company had the following licenses or options to licenses that were relinquished during 2011:

  The Eitan License covered 31,060 acres (125.7 sq. km.) in the Hula Valley located in Northern Israel. The Eitan License was issued in December 2008 for an initial three year period and was subject to renewal upon fulfillment of certain conditions for a further four year period. Between 2008 and 2011, the Company carried on exploration activities in the area of the Eitan License in accordance with the work plan that was approved by the Commissioner at the the Ministry of Energy and Water Resources of the State of Israel (the “Ministry”), appointed pursuant to the Israeli Petroleum Law, 5712-1952, and the regulations promulgated thereunder (the “Petroleum Law”).

  We commenced drilling our first new well in the Eitan License in January 2011. In November 2011, following a review and further analysis by the Company's geoscientists, in consultation with outside consultants, we concluded that commercial quantities of hydrocarbons were not present in the Eitan License well. Accordingly, no further drilling was planned on the Eitan License well.

  On December 15, 2011, following the Company’s determination that the continuation of exploration activities on the Eitan License would not lead to an economically viable project for the Company, the Company announced that it had notified the Ministry that it was relinquishing the license.
  Notera License - The Company had a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License. In July 2011, the Company waived its right to farm into the Notera license. The Company has therefore terminated all agreements with CGH relating to the Notera License.

The Company presently does not produce any oil or gas and does not earn any significant revenues. The Company currently earns revenues from the Company's activity as the operator and a consultant to its Offshore Licenses, management fees earned from MELP and MEGP .

Capital Expenditures and Divestitures

During the year ended December 31, 2011, the Company incurred expenditures of $923 thousand on exploration and evaluation assets in connection with its Eitan license and expenditures of $297 thousand on property and equipment However, as mentioned above, the Company recorded a writedown of $1.2 million, relating to its exploration and evaluation assets as well as as write down of inventory and equipment related to onshore drilling. During the year ended December 31, 2010, the Company did not make any capital divestitures.

The Company's planned capital expenditures for the next twelve months will include the Company’s drilling program in connection with it its three licenses.

1.3        Selected Financial Information

The following table show selected summary consolidated financial information which has been derived from the interim consolidated financial statements of the Company at December 31, 2011:

	Year ended
	December 31,
	2011	2010
	U.S. dollars in
	thousands, except per
	share data
	Audited

Revenues	$1,323	$1,707

Net loss and comprehensive loss for the period	$10,051	$3,004

Basic and diluted net loss per share*	$0.10	$0.05

Total assets	$10,247	$18,610

Total liabilities	$1,421	$7,373

Dividends	-	-

*Attributable to equity holders of the parent company

See “Revenues and other income” bleow.

The Company has provided details of the above mentioned movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues:

	Year ended
	December 31,
	2011	2010
	U.S. dollars in
	thousands
	Audited

Exploration and evaluation assets or expenditures	$4,759	$1,485
General and administration expenses	$5,290	$3,206

1.4        Results of Operations

The following table show selected summary consolidated results of operations which have been derived from the interim consolidated financial statements of the Company at December 31, 2011:

			267-day period
	Year ended		ended
	December 31,		December 31,
	U.S. dollars in thousands, exceptper share data
	2011	2010	2009

Revenues and other income	$1,323	$1,707	$-

Expenses:
Exploration expenses	4,759	1,485	195
General and administrative expenses	5,290	3,206	1,639
Impairment charge	1,226	-	-

Total expenses	11,275	4,691	1,834

Operating loss	(9,952)	(2,984)	(1,834)

Financing income	43	-	15
Financing expense	(109)	(5)	-
Issuance expenses	-	-	(4,902)

Loss before income taxes	(10,018)	(2,989)	(6,721)

Income taxes	(33)	(15)	(1)

Net loss and comprehensive loss	$(10,051)	$(3,004)	$(6,722)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(9,489)	$(2,958)	$(6,722)
Non-controlling interests	(562)	(46)	-

	$(10,051)	$(3,004)	$(6,722)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.10)	$(0.05)	$(0.14)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	99,813,334	65,653,700	49,184,720

Year ended December 31, 2011 compared to Year ended December 31, 2010

Revenues and other income

	Year ended
	December 31,
	2011	2010
	U.S. dollars in thousands

Consulting	$771	$810
Operator fees	312	455
Income from farm-out	240	330
Other income	-	112

	$1,323	$1,707

During the year ended December 31, 2011, the Company increased its operating and exploration activities as compared to 2010. Specifically, the Company executed a 3D seismic program on the Yitzhak and Samuel licenses. The 3D seismic program for Gabriela commenced, and was almost completed during the last quarter of 2010.

For the year ended December 31, 2011 the Company earned revenues of $1,323 thousand, as compared to $1,707 thousand for the year ended December 31, 2010. Revenues in 2011 relate to operator, management and consulting fees, which are a function of the level of operating expenses in 2011. The higher revenues in 2010 relate to management and operator fess received on the execution of the 3D seismic program in Gabriela, which took place in 2010. As the Company’s portion of these expenses was carried by Modiin, no exploration expenses were recorded in 2010.

Expenses

Exploration Expenses

For the year ended December 31, 2011, exploration expenses amounted to $4,759 thousand as compared to $1,485 thousand for year ended December 31, 2010. The increase in exploration expenses in 2011 is a result of the Company’s continued exploration work on the Offshore Licenses, specifically, the execution of the 3D seismic program on Yitzhak and Samuel licenses, compared with less exploration activities in 2010.

Impairment Charge

During the year ended December 31, 2011, the Company recorded a $ 1.2 million non-cash impairment charge arising from the write-off of exploration and evaluation attributed to its Eitan onshore license as well as certain inventory and equipment related to onshore drilling. In 2012, the Company decided to sell the remaining inventory and equipment. No write off was recorded in 2010.

General and Administrative expenses

For the year ended December 31, 2011, general and administrative expenses amounted to $5,290 thousand as compared to $3,206 thousand for year ended December 31, 2010. The largest expenses relates to share based compensation of $1,023 thousand as compared to $1,277 thousand in 2010. The decreased of $254 thousand is attributable to employee stock options that were forfeited during 2011.

The increase in operating expenses results primarily from increased activity in Israel since late 2010, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal, accounting, travel and marketing expenses.

Financing income/expense

For the year ended December 31, 2011, financial income amounted to $43 thousand as compared to a financial income of $0 for the year ended December 31, 2010. Financing income represents interest earned on short-term deposits, primarily held in Canadian dollars and US dollars.

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. However, the Company also has expenditures in New Israeli shekels (“NIS”) and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. As a result, for the year ended December 31, 2011, financial expenses amounted to $109 thousand (December 31, 2010 $5 thousand), reflecting the fluctuations in NIS and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the year ended December 31, 2011 of $10 million as compared to a net loss and comprehensive loss of $3 million for year ended December 31, 2010. The reason for the increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

1.5        Summary of Quarterly results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	4	3	2	1	4	3	2	1
	2011	2011	2011	2011	2010	2010	2010	2010
	U.S dollars in thousands, except per share data
Revenues	$236	$335	$245	$507	$820	$750	$56	$81
Net Loss	$2,169	$3,999	$2,127	$1,756	$939	$537	$707	$821
Net Loss per share*	$0.02	$0.04	$0.02	$0.02	$0.05	$0.01	$0.01	$0.01

*Attributable to equity holders of the parent company

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. From Q4 2010, the Company has begun to incur significantly higher operational and exploration expenses, including the hiring of additional employees in Israel to support the increased levels of exploration.

1.6        Liquidity

Liquidity is a measure of a Company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $19.2 million as of December 31, 2011 ($9.8 million as at December 31, 2010), and the Company had negative cash flows from operations of $6.4 million for the year ended December 31, 2011 ($3 million for the year ended December 31, 2010). The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

The year ended December 31, 2011 compared to the Year ended December 31, 2010

During the year ended December 31, 2011, the Company's cash and cash equivalents decreased by $592 thousand. This decrease in cash is attributed to the following activities: The Company's net cash used in operating activities during the year ended December 31, 2011 was $6,414 thousand as compared to $3,010 thousand for the year ended December 31, 2010. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current year, compared to the prior year.

Cash used in investing activities during the year ended December 31, 2011 was $657 thousand as compared to cash used in investing activities of $1,087 thousand during the year ended December 31, 2010. The investment in 2011 relates primarily to the capitalization of drilling costs in respect of the Eitan #1 well as well as purchase of furniture, computers and office equipment for the Israeli office, offset by the release of restricted cash. The amount invested in 2010 relates primarily to the purchase of the drilling rig and related equipment for the Eitan license.

Cash provided by financing activities for the year ended December 31, 2011 was $6,617 thousand as compared to $10,754 during the year ended December 31, 2010. These activities were the result of the completion of a private placement for net proceeds of $6,152 thousand (gross proceeds: CAN$6.5 million), and the exercise of warrants and employee stock options during the period.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7        Capital resources

On February 15, 2011, the Company issued 10,483,871 common shares at CAD $ 0.62 per share for net proceeds of $ 6.2 million. These funds were used to adnvance the Company’s offshore drilling program.

At December 31, 2011, the Company's cash and cash equivalents were $8.1 million (December 31, 2010 - $8.7 million), The majority of these funds are held in US Dollars. As at December 31, 2011, the Company had working capital of $8 million as compared to $10.7 million at December 31, 2010.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses. Based on the current commitments, the Company is required to spud at least one well on the Samuel license by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012.

The Company's funding commitment for 2012 to the Offshore Licenses amounts to approximately $6 million.

In order to maintain its current licenses the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

Management of Capital

	December 31,	December 31,
	2011	2010
	U.S. dollars in thousands
	Audited
EQUITY
Share capital	$-	$-
Additional paid-in capital	27,775	20,286
Accumulated deficit	(19,169)	(9,680)

Equity attributable to equity holders of the parent	8,606	10,606
Non-controlling interests	220	631

Total equity	$8,826	$11,237

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

1.8        Off-Balance Sheet arrangements

See “Commitments” above.

1.9        Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the year ended December 31, 2011, the Company incurred $906 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (year ended December 31, 2010 - $574 thousand).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10      Fourth Quarter

Refer to section 1.5 for details of operational and exploration activities in this quarter.

1.11      Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

1.12      Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Share-based payment transactions;

  Joint oil and gas ventures;

  Farm out arrangements in the exploration and evaluation phase;

  Exploration and evaluation assets;

  Revenue recognition

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using the Black Scholes pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company conducts petroleum and natural gas exploration activities jointly with other partners who each have direct ownership in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A farm out is the transfer of part of oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the owner (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;

  the Company does not recognize a gain or loss on the farm out arrangement, but rather redesignates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and

  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Exploration and evaluation assets

Prelicense costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

As of December 31, 2011, substantially all exploration costs have been expensed.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are derived from:

  Operator fees - The Company acts as the operator or joint operator on the Offshore Licenses and is entitled to operator fees at a fixed rate of 7.5% of the total exploration costs incurred by the respective UJV’s. Revenues from operator fees are recognized in accordance with the terms of the Joint Operating Agreements, as exploration expenses are incurred in the UJV’s.

  Consulting fees – The Company provides consulting services in respect of the Offshore Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

1.13      Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the year ended December 31, 2011, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2011, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s president and chief executive officer and the chief financial officer. Based on these evaluations, the president and chief executive officer and the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

1.14      Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-t.rading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk
The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $8,537 thousand and on accounts receivable of $1,108 thousand. None of the Company’s accounts receivable are overdue as at December 31, 2011. The restricted deposits amount to $443 thousand and relates primarily to a bank guarantee in respect of the Company’s Israeli office lease and a guarantee in favor of Israeli Depoartment of Customs and VAT.

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of December 31, 2011, the Company had cash and cash equivalents of $8,094 thousand, restricted deposits of $443 thousand and accounts and other receivables of $1,108 thousand against current trade and other payables in the amount of $1,421 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)           Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)         Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have an effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS relative to the U.S dollar would not have a significant effect on the Company. An increase or decrease of 5% on the Canadian dollar relative to the US dollar could have an effect on the Company. For the year ended December 31, 2011 the Company has recorded an exchange rate loss of $109 thousand (for the year ended December 31, 2010 - a loss of $15 thousand).

(iii)         Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Environmental regulations affect the cost of exploration and development as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required. For a complete discussion on risk factors, please refer to the Company’s FORM 20-F dated February 27, 2011, filed on www.sedar.com.

1.15      Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures are included in section 1.3.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

As of the date of this report, the Company has 101,768,453 common shares outstanding, 15,057,375 warrants outstanding and 9,971,109 options granted to directors, officers and employees.

OTHER INFORMATION

Additional information will be accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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